UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of January, 2007

                             SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________










                             SPIRENT COMMUNICATIONS PLC
                                   (the "Company")

                         NOTIFICATION OF DEEMED INTERESTS
                     BY DIRECTORS, PERSONS DISCHARGING MANAGERIAL
                        RESPONSIBILITY OR CONNECTED PERSONS

The Company was notified on 5 January 2007 that Spirent Sharesave Trust Limited, the trustee for the Spirent Sharesave Trust (the "Trust") had transferred Ordinary shares to satisfy the exercise of options under the Company's Savings Related Share Option Scheme as follows:

No of Shares                                     Option Price

96,807                                           38 pence

Following this transfer the total number of Ordinary shares held by the Trust is:

1,741,349 (representing 0.197% of the issued share capital of the Company).

The Company's executive directors are potential beneficiaries of the Trust (together with all other UK employee share option holders) and are, therefore, treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the directors' deemed interest in the Trust has been reduced by the above number of shares transferred.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in securities by the executive directors whose interests in the Company's securities remain unchanged notwithstanding the above events.

Warren Nash
Share Plans Manager
Spirent Communications plc


                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 15 January, 2007                    By   ____/s/ Michael Anscombe____

                                                    (Signature)*